Filed pursuant to Rule 433
Registration No. 333-162823
Flagstar Bancorp, Inc.
Common Stock
and
Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D
FINAL TERM SHEET
Dated October 28, 2010
This term sheet supplements the information set forth in the Preliminary Prospectus Supplement dated October 27, 2010 to the Prospectus dated December 30, 2009 relating to Common Stock and the Preliminary Prospectus Supplement dated October 27, 2010 to the Prospectus dated December 30, 2009 relating to Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D.

Issuer:	Flagstar Bancorp, Inc.

Trade Date:	October 28, 2010

Settlement Date:	November 2, 2010

Aggregate Proceeds to the Issuer from the Offerings:	Approximately $367.3 million, or approximately $385.8 million if the underwriter exercises its overallotment option in full, in each case after deducting underwriter’s discounts and commissions and estimated offering expenses

Common Stock Outstanding Prior to the Offerings:	153,572,390 shares outstanding on October 26, 2010

Purchase by Affiliate:	MP Thrift Investments, L.P. held approximately 69.1% of the Issuer’s Common Stock as of September 30, 2010 and is expected to continue to hold at least 50% of its Common Stock following these offerings

Underwriter:	J.P. Morgan Securities LLC, as sole underwriter
Common Stock

Security:	Common Stock, par value $0.01 per share (the “Common Stock”)

Number of Shares Issued:	110,000,000 shares of Common Stock

Over-allotment Option:	Up to 15% of the number of shares sold to non-affiliates

Public Offering Price:	$1.00

Price to Issuer:	$0.95 per share of Common Stock (or $0.98 on shares sold to affiliates)

CUSIP/ISIN:	337930 507 / US3379305077

Convertible Preferred Stock

Security:	Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D (the “Convertible Preferred Stock”)

Number of Shares Issued:	13,500,000 shares of Convertible Preferred Stock

Over-allotment Option:	Up to 15% of the number of shares sold to non-affiliates

Closing Sale Price of Common Stock on October 27, 2010:	$2.32 per share

Public Offering Price:	$20.00 per share of Convertible Preferred Stock

Price to Issuer:	$19.00 per share of Convertible Preferred Stock (or $19.60 with respect to shares sold to affiliates)

Liquidation Preference:	$20.00 per share of Convertible Preferred Stock or $270,000,000 aggregate liquidation preference

Maturity:	Perpetual

Approval Deadline:	December 27, 2010

Mandatory Conversion:	Effective as of the close of business on the first business day following the date on which stockholder approval to increase shares of authorized common stock has been obtained, each share of Convertible Preferred Stock will automatically convert into shares of Common Stock at the then-current conversion rate.

Initial Conversion Rate:	20 shares of Common Stock for each share of Convertible Preferred Stock, subject to adjustment

Listing:	The Common Stock is listed on the New York Stock Exchange under the symbol “FBC.” The Issuer has applied to list the Convertible Preferred Stock on the New York Stock Exchange under the symbol “FBC PR.” If the Convertible Preferred Stock is approved for listing, trading is expected to begin within 30 days of the initial delivery of the Convertible Preferred Stock

CUSIP/ISIN:	337930 606/US3379306067
Potential Dispositions of Non-Performing Assets
The illustrative ratios below assume the completion, as of September 30, 2010, of (i) the offering of Common Stock (assuming no exercise of the underwriter’s over-allotment option), after deducting underwriter’s discounts and commissions and estimated offering expenses, (ii) the offering of Convertible Preferred Stock (assuming no exercise of the underwriter’s over-allotment option), after deducting underwriter’s discounts and commissions and estimated offering expenses, and (iii) a sale of $560 million of non-insured residential mortgage non-performing loans, $417 million of residential performing TDRs, $348 million of collateralized mortgage obligations, and $94 million residential real estate owned at the midpoint of the following indicative price ranges: 44% to 45% of book value for non-insured residential mortgage non-performing loans, 65% to 75% of book value for performing residential mortgage TDRs, 99% to 101% of book value for collateralized mortgage obligations and 85% to 95% of book value for residential real estate owned. As of September 30, 2010, the Issuer had reserves relating to non-insured residential mortgage non-performing loans of $160 million and reserves relating to residential performing TDRs of $32 million. The amounts listed above represent all of the Issuer’s non-insured residential mortgage non-performing loans, residential performing TDRs, collateralized mortgage obligations and residential real estate owned as of September 30, 2010, which amounts fluctuate over time in the ordinary course. The amounts assume proceeds from the sale of assets are applied to cash and the expected repayment of $450 million of certificates of deposit pursuant to short term contractual maturities.

		Pro forma as
	Actual	adjusted(8)
Core capital ratio(1)	9.1%	10.1%
Tier 1 risk-based capital ratio(2)	15.6%	18.8%
Tier 1 common ratio(3)	9.5%	12.0%
Tangible common equity-to-total assets(4) (consolidated)	5.9%	6.8%
Texas ratio (NPA)(5)	70.4%	32.2%
Texas ratio (SNL)(6)	123.6%	43.3%
Non-performing assets(7)-to-total assets	8.2%	3.6%

(1)	Calculated as Tier 1 capital divided by adjusted total assets.

(2)	Calculated as Tier 1 capital divided by risk weighted assets.

(3)	Calculated as Tier 1 capital less perpetual preferred stock, qualifying minority interest in subsidiaries and qualifying trust preferred securities divided by risk weighted assets.

(4)	Calculated as Tier 1 capital less perpetual preferred stock divided by total assets.

(5)	Calculated as non-performing loans plus real estate owned and uninsured repurchased assets divided by Tier 1 capital and general reserves.

(6)	Calculated as non-performing loans, including performing TDRs, plus real estate owned and uninsured repurchased assets divided by common equity and loan loss reserves.

(7)	Non-performing assets equals non-performing loans plus real estate owned and uninsured repurchased assets.

(8)	Calculated using the midpoint of the range of pricing disclosed above.
Capitalization
The following table sets forth the Issuer’s per common share book values as of September 30, 2010, as adjusted for the offering of Common Stock (assuming no exercise of the underwriter’s over-allotment option) and the offering of Convertible Preferred Stock (assuming no exercise of the underwriter’s over-allotment option), in each case after deducting underwriter’s discounts and commissions and estimated offering expenses, and assuming that stockholder approval to increase shares of authorized common stock has been obtained and all shares of Convertible Preferred Stock have automatically converted into shares of Common Stock.

		As adjusted for
	Actual	the Offerings
Common book value per share	$5.30	$2.21
Tangible common book value per share	$5.30	$2.21
Flagstar Bancorp, Inc. has filed a registration statement (including a prospectus) and will file a prospectus supplement with the Securities and Exchange Commission, or SEC, for the potential offerings to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplements when filed and any other documents relating to these offerings that Flagstar Bancorp, Inc. has filed or will file with the SEC for more complete information about Flagstar Bancorp, Inc. and these offerings. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll free at 1-866-803-9204.